Exhibit 8.1

LIST OF SUBSIDIARIES

CorpBanca

All of the subsidiaries have their jurisdiction of incorporation in the Republic of Chile.

1. CorpBanca Corredores de Seguros S.A.

2. CorpCapital Asesorías Financieras S.A.

3. CorpCapital Administradora General de Fondos S.A.

4. CorpCapital Corredores de Bolsa S.A.

5. CorpLegal S.A.